plc

Aon plc
8 Devonshire Square
June 6, 2014	London
EC2M 4PL
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Aon plc Form 10-K
Filed February 18, 2014
File No. 001-07933

Dear Mr. Riedler:

Reference is hereby made to that certain comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) delivered via e-mail on April 24, 2014 regarding the Form 10-K of Aon plc (“Aon” or the “Company”) for the fiscal year ended December 31, 2013 (the “Comment Letter”). In accordance with my discussions with the Staff, the Company hereby submits its initial response. As discussed below, the Company is continuing its review of matters responsive to the Staff’s request, and will supplement this response when its review is complete. For convenience, each of the Staff’s specific comments in the Comment Letter is reproduced below in italics with the Company’s response immediately following.

Comment

1.
In your letter to us dated September 30, 2011, you discussed your contacts with Sudan and Syria, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2011 letter, whether through subsidiaries, reinsurers, or other direct or indirect arrangements. Your response should describe any products, services or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response

A.	Background on Aon
Aon provides risk management, insurance and reinsurance brokerage, human resources consulting and outsourcing services to clients through offices in over 120 countries. Our clients include multinational, middle-market and local companies in a wide range of industries around the world, as well as non-profit organizations, government entities and individuals. On the risk side of Aon’s business, we act as an intermediary between our clients and the insurance and

Aon plc
Registered office:	8 Devonshire Square	London EC2M 4PL
Registered in England and Wales, No. 7876075

reinsurance markets, and we also advise clients on managing risk more generally. On the human resources side of Aon’s business, we provide human resources consulting, benefits outsourcing and human resources business process outsourcing services.

Aon is committed to complying with all applicable laws and regulations and utilizes a combination of automated screening software, internal compliance policies, communications, procedures and specialized training programs to promote compliance with applicable U.S. and non-U.S. economic sanctions and Aon policy. Aon corporate policy requires compliance with all applicable economic sanctions laws, which currently include, but are not limited to, those in effect against Syria and Sudan (together, the “Specified Countries”). Aon corporate policy prohibits Aon and its worldwide subsidiaries from providing services for the governments of the Specified Countries or any entities that are owned or controlled by the governments of the Specified Countries, and provide additional restrictions in certain instances.

B.	Industry Background on the Nature of Contacts With the Specified Countries
For service providers in the global risk management, insurance brokerage and human resources consulting industries, their clients are often multinational companies that typically have multiple contacts with multiple countries. Those contacts can range from minimal (such as an occasional sale of products or services into a country) to more extensive (such as maintaining a subsidiary in another country). The location of these client contacts will in part dictate the location of Aon’s contacts.

In Aon’s risk management and insurance brokerage segment, Aon typically earns commissions (usually calculated as a percentage of the insurance premium) or a fee for arranging coverage for clients. A client’s insurable risks may have features that are not country-specific and perhaps not even measurable on a country-specific basis. For example, multinational clients typically manage their insurance needs on a consolidated basis on behalf of their subsidiaries and affiliates, and it is common for insurance policies taken out by such clients to have worldwide coverage, at times without reference to specifically identified countries. In those situations, to the extent that coverage for Sudanese or Syrian risks is not already specifically excluded, if a client’s activities with respect to the Specified Countries are de minimis relative to its overall activities, then the incremental impact on the associated insurance premiums and Aon’s revenue are de minimis, if not zero. Other insurable risks could be dependent on the countries in which a client operates or with which it may otherwise have contacts, which could have an incremental impact on the associated insurance premiums.

In Aon’s human resources consulting and outsourcing segment, consultants and Aon entities providing benefits outsourcing and business process outsourcing earn fees in connection with consulting work and fees from clients for administering benefit plans and other human resource processes. For consulting clients, work is typically completed at locations where Aon’s clients have human resources consulting needs. For benefits and human resources business process outsourcing, Aon’s services may be related to any jurisdiction where a multinational client has employees, or where those employees reside or have beneficiaries. In the event that any of these services directly or indirectly contact the Specified Countries, the activities related to the Specified Countries also are expected to be de minimis.

Given these circumstances, Aon entities generally do not break down revenues according to the values attributable to each of the multiple countries with which Aon clients may have risk exposures, employees or other contacts. There may, however, be instances where a client’s contacts in specific countries rise to a quantitative level or are otherwise of a nature requiring Aon to initiate certain contacts on its client’s behalf, such as placing insurance policies into local markets to satisfy local law requirements, administering benefits for local employees or hiring another service provider for specialized local services that may be needed by a client. Where those services are called for with respect to the Specified Countries, Aon corporate policy requires that its internal compliance department review such contacts for compliance with Company policy and applicable law. Where Aon entities have provided any direct or indirect services, we queried Aon’s electronic operating systems, as discussed further below, to attempt to capture any flow of funds into or out of the Specified Countries.

C.	Aon’s Review Process
On a real time basis, Aon reviews any potential new business that would directly or indirectly contact the Specified Countries. If any potential business with the governments of or people or entities in the Specified Countries is identified, Aon’s global compliance teams review the potential business in light of its obligations under applicable law and the policies set forth above. Further, on a quarterly basis, Aon conducts a targeted review to identify any transactions that may have occurred during the prior quarter that would be reportable under applicable SEC regulation. The records related to this normal review do not contain sufficient information to fully respond to the Comment Letter. As a result, Aon has been conducting a thorough review of any potential direct or indirect contact with the Specified Countries.

The review has been conducted through electronic searches of Aon’s compliance systems, manual targeted searches of its electronic operating systems and databases and manual reviews of its compliance logs and records in business areas and geographic areas within Aon where direct or indirect contacts with the Specified Countries could reasonably be anticipated to occur. The Company identified systems, databases and business lines based on geographic coverage, volume of revenues supported by these systems and the likelihood that the systems or business lines might contain responsive information. As Aon’s financial systems do not track all data required to prepare a fulsome response to the Comment Letter, Aon supplements all electronic reviews with manual reviews of potentially relevant files.

D.	Initial Results
The Company’s responses below cover the period from the date of 2011 letter through the date of this letter (the “Review Period”), and pertain to Aon and its owned or controlled subsidiaries since the dates on which they were acquired by Aon.

Aon has completed its initial review of its electronic systems and is processing manual follow-up inquiries of potentially relevant information. As a result of this review, Aon has not identified any transactions or direct or indirect contact with the Specified Countries that would be reportable under the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

As of the date of this letter, Aon’s initial review of its systems has identified records which may indicate limited business in the Specified Countries. In Aon’s experience, when potentially responsive records are retrieved most do not reflect actual direct or indirect contact with the Specified Countries. Aon must manually review each potentially responsive record in order to determine if there was direct or indirect contact with a Specified Country and, if any direct or indirect contact is identified, the amount and nature of the contact. This manual review is in process and is anticipated to be complete by July 15, 2014.

The information available to Aon at this time does not indicate that any quantitatively or qualitatively material contacts with the Specified Countries have occurred and Aon does not believe that further review will result in the identification of any material direct or indirect business in the Specified Countries.

E.	Anticipated Contacts with Sudan and Syria
Aon does not currently have local businesses operating in the Specified Countries. Aon does not intend to expand its operations into or work to develop any material direct or indirect business with Sudan and Syria at this time.

Comment

2.
Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

The Company has considered the quantitative and qualitative aspects of its contacts with each of the Specified Countries identified to date, as well as expected contacts in light of its compliance policies set forth above, and concluded that the impact of these contacts and activities would not materially affect its reputation or share value. Aon expects the quantitative impact of the contacts relative to the Company’s worldwide revenue to be negligible such that a reasonable investor would not be likely to consider the economic effect of those contacts in making an investment decision about the Company’s Class A Ordinary Shares.

Qualitatively, the Company also expects that the contacts with the Specified Countries are not material. The Specified Countries are not generally considered by investors or industry analysts to be of particular strategic importance in the industries in which the Company operates. Conversely, investors and analysts in the industries in which the Company operates do not in their communications regarding the Company express any sentiment towards, let alone support for, divestment initiatives based on these types of contacts.

Aon will continue to consider the quantitative and qualitative materiality of its contacts as it completes its review.

Supplemental Response Timeframe

As more specifically set forth above, in order to provide a full and complete response to the Comment Letter, Aon requires manual follow up regarding potentially responsive results from its electronic and manual initial review to allow Aon to fully and completely respond to the Staff’s request for information. Aon will submit a supplemental response letter promptly after its review is complete. Aon anticipates this review will be complete on or about July 15, 2014.

I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (312) 381-5122 if you have any questions regarding this letter.

Best regards,

/s/ Michael Wolf
Michael Wolf
Chief Counsel – Corporate

cc:     John Krug, Senior Counsel, SEC
Scot Foley, Staff Attorney, SEC

Peter Lieb, Executive Vice President and General Counsel